Exhibit 21.1
Subsidiaries of Heritage-Crystal Clean, Inc.

Name	Jurisdiction of Incorporation/Organization
Heritage-Crystal Clean, LLC	Indiana
Subsidiaries of Heritage-Crystal Clean, LLC
Mirachem, LLC	Delaware
Heritage-Crystal Clean, Limited	A Canadian Corporation
Subsidiary of Heritage-Crystal Clean, Limited
Sav-Tech Solvent, Inc.	Ontario, Canada Corporation
HCC Corporation, LLC	Delaware
Raider Environmental Services of Florida, Inc.	Florida
Source Environmental, Inc.	Colorado
Patriot Environmental Services, Inc.	California
Subsidiaries of Patriot Environmental Services, Inc.
Clear Eyes Wastewater Orange, LLC	California
Patriot Wastewater, LLC	California
PWW Portland, LLC	Delaware
Patriot Environmental Services, Incorporated	Arizona